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                             December 16, 2020

       Ian P. Cleminson
       Executive Vice President and Chief Financial Officer
       Innospec, Inc.
       8310 South Valley Highway
       Suite 350
       Englewood, Colorado 80112

                                                        Re: Innospec, Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 19,
2020
                                                            File No. 001-13879

       Dear Mr. Cleminson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 11. Executive Compensation, page 94

   1. In your discussion of Annual Incentives on page 27 of your proxy statement, you indicate that personal
performance goals are established at the beginning of the financial year. We note your discussion of
the scoring for personal objectives beginning on page 30 but note that the discussion
lacks details concerning the established goals. The discussion references growth and
improvement without quantifying the goals and comparing the
                                                        results to such goals.
Similarly, your discussion of the long term incentive plan lacks details relating to the
decision to grant awards under the program and performance vesting criteria. Please
confirm that you will provide a more detailed description of the goals and actual performance in
comparison to the goals in future filings.
 Ian P. Cleminson
FirstName  LastNameIan P. Cleminson
Innospec, Inc.
Comapany16,
December   NameInnospec,
               2020        Inc.
December
Page 2     16, 2020 Page 2
FirstName LastName
General

2. On page 13 of your proxy statement, you state, "The Board considers diversity in the nominating process, along with other criteria, for potential Director candidates. The recruitment specification for new Directors concentrates on candidates who are seasoned executive officers, with significant relevant experience, both at board level and within industry." In future proxy statements, disclose not only whether you consider diversity, but how, as required by Item 607(c)(2)(vi) of Regulation S-K.
3. We note from your Amended and Restated By-laws that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of
         Delaware) as the exclusive forum for certain litigation, including any derivative action.
         In future filings, please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at (202) 551-3736 or Al Pavot at (202) 551-3738 if you
have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences